UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2018

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On June 19, 2018, Galmed Pharmaceuticals Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Stifel, Nicolaus & Company, Incorporated, as representative of the several underwriters set forth therein (collectively, the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 5,000,000 ordinary shares, par value NIS 0.01 per share, of the Company, at an offering price to the public of $15.00 per share. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 750,000 ordinary shares on the same terms and conditions.

The ordinary shares will be issued pursuant to the Company’s currently effective shelf registration statement on Form F-3 (No. 333-223923) and an accompanying prospectus filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on April 2, 2018 (the “Registration Statement”), and a preliminary and final prospectus supplement filed with the Commission in connection with the Offering.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Meitar Liquornik Geva Leshem Tal, counsel to the Company, has issued a legal opinion with respect to the ordinary shares sold in the offering. A copy of the opinion, including the consent therein, is attached as Exhibit 5.1 hereto.

The information contained this Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the SEC on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the SEC on March 26, 2018 (Registration No. 333-223923).

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement between Galmed Pharmaceuticals Ltd. and Stifel, Nicolaus & Company, Incorporated, as representative of the several underwriters, dated June 19, 2018

5.1	Opinion of Meitar Liquornik Geva Leshem Tal

23.1	Consent of Meitar Liquornik Geva Leshem Tal (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: June 21, 2018	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer